EXHIBIT 21

Subsidiaries of Visant Corporation

Name of Subsidiary	Other Names Under Which Subsidiary Does Business	Jurisdiction of Incorporation or Organization
Jostens Canada, Ltd.		Manitoba, Canada
Jostens, Inc.		Minnesota
Neff Motivation, Inc.		Ohio
Phoenix Color Corp.		Delaware